UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-19182

ST BARBARA LIMITED

(Exact name of registrant as specified in its charter)

Level 10, 432 St Kilda Road

Melbourne, Victoria 3004 Australia

+61 3 8660 1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor companies)	☒

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

A.	St Barbara Limited, or St Barbara, is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) and is relying on the reporting history of Allied Gold Mining Limited, or Allied Gold, the issuer to which St Barbara has succeeded under Rule 12g-3. On July 18, 2012, St Barbara and Allied Gold entered into a preliminary Scheme of Arrangement, which was approved by the shareholders of Allied Gold at a meeting held on August 14, 2012. Pursuant to the orders of the High Court of Justice of England & Wales, the Scheme of Arrangement became effective on August 30, 2012 with St Barbara completing the acquisition of 100% of the issued capital of Allied Gold on September 7, 2012.

Allied Gold (Commission file number 033-51752), in turn, is a successor issuer that first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on September 20, 2004 when it completed the acquisition of Nord Pacific Limited, or Nord Pacific, the issuer to which Allied Gold succeeded under Rule 12g-3.

Nord Pacific (Commission file number 000-19182) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act when the registration statement on Form S-4 (Registration No. 33-25683) filed with the Securities and Exchange Commission on January 24, 1990 became effective.

B.	Allied Gold has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

St Barbara’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3.	Foreign Listing and Primary Trading Market

A.	St Barbara has maintained a listing of its ordinary shares on the Australian Securities Exchange, or ASX, which is located in the jurisdiction of the Commonwealth of Australia. The ASX constitutes the primary trading market for St Barbara’s ordinary shares.

B.	St Barbara’s shares were listed on the ASX on May 15, 1969. St Barbara has maintained a listing of its ordinary shares since that date, which is more than 12 months preceding the filing of this Form.

C.	During the 12-month period beginning April 1, 2012 and ending March 31, 2013, trading on the ASX constituted 96.1% of the trading in the St Barbara’s ordinary shares.

Item 4.	Comparative Trading Volume Data

St Barbara’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is April 1, 2012 to March 31, 2013.

B.	During this 12-month period, the average daily trading volume of St Barbara’s ordinary shares in the United States and on a worldwide basis was 109,950 shares and 2,721,709 shares, respectively.

C.	For the same 12-month period, the average daily trading volume of St Barbara’s ordinary shares in the United States represents 3.9% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D.	Not applicable.

E.	St Barbara has not terminated a sponsored ADR facility regarding its ordinary shares.

F.	St Barbara used (i) Bank of New York Mellon, or BONYM, as the source of the trading volume information with respect to the ADR facility and (ii) Thomson Reuters as the source of trading volume information with respect to trading on the ASX to determine whether it meets the requirements of Rule 12h-6.

St Barbara relied on BONYM because St Barbara believes that BONYM, as depositary, is a reliable source of trading volume information for St Barbara’s ADR facility in the United States. St Barbara relied on Thomson Reuters because St Barbara believes that Thomson Reuters is a reliable source of trading volume information for the ASX. Thomson Reuters is an ASX Information Vendor who distributes data on behalf of the exchange.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	As required by Rule 12h-6(h), St Barbara published a notice disclosing its intent to terminate its duty, as a successor issuer to Allied Gold, to file reports under Section 13(a) and Section 15(d) of the Exchange Act on April 26, 2013.

B.	The notice was released on the ASX and disseminated via the PR Newswire service which confirmed to St Barbara that the notice would be distributed through its newswire in the United States. In addition, the notice is attached as an exhibit to this Form 15F and was posted on St Barbara’s website (http://www.stbarbara.com.au).

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

St Barbara will publish the information required by Rule 12g3-2(b)(1)(iii) on its internet website at http://www.stbarbara.com.au. The information is also available on the internet website of the ASX, St Barbara’s primary trading market (http://www.asx.com.au).

PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing St Barbara’s intent to terminate St Barbara’s duty, as a successor issuer to Allied Gold, to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, St Barbara Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, St Barbara Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

ST BARBARA LIMITED

By:	/s/ Garth Campbell-Cowan
Name:	Garth Campbell-Cowan
Title:	Chief Financial Officer
Dated:	April 26, 2013